# SKANSKA

**Skanska AB**

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Com[redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

07020940

SEC MAIL PROCESSING
RECEIVED
FEB - 6 2007
WASH. D.C.
186
SECTION

Date
January 29, 2007

Our contact
Marianne Bergström

**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Release published January 26, 2007.

SUPPL

Best regards,

Skanska AB

Marianne Bergström

| **Published** | **Item** | **Document name** | **Required by** |
|---|---|---|---|
| January 26, 2007 | Press Release | Skanska wins biggest ever U.S. order: USD 998 M for new New York Giants/ Jets Stadium – takes on construction of first-of-its kind NFL facility | law and by the listing agreement with Stockholm Stock Exchange |

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

SKANSKA

# Press Release

January 26, 2007

## Skanska wins biggest ever U.S. order: USD 998 M for new New York Giants/Jets Stadium - takes on construction of first-of-its kind NFL facility

Skanska's American units have been awarded the design/build contract for the new Meadowlands NFL Football Stadium in New Jersey. The contract sum amounts to USD 998 million, approximately SEK 7.4 billion, which is included in the company's order bookings for the first quarter of 2007. The customer is Meadowlands NFL Football Stadium LLC.

This is the largest U.S. order ever for Skanska, which has been and is involved in a number of sports stadium projects in the U.S.

The new stadium will be the home field for the New York Giants and the New York Jets, the first facility built specifically to accommodate two U.S. National Football League (NFL) teams. The stadium will also be used for concerts and other entertainment and sports activities.

The new Meadowlands NFL Football Stadium will be a technologically advanced open-air stadium with seats for 82,000 spectators, including 217 Luxury Suite boxes. The project comprises 175,000 square meters and will be part of the Meadowlands Sports Complex in East Rutherford, New Jersey.

The project is a design/build assignment where Skanska USA Building will contribute with its vast building experience from previous Skanska stadium projects, including Gillette Stadium in Boston. Skanska USA Civil will act as sub-contractor for the steel works with a share of the contract amounting to USD 150 M.

In the U.S., Skanska has constructed several major stadiums in recent years, such as Reliant Stadium in Houston, Texas, and the Gillette Stadium in Boston, Massachusetts. At present, Skanska is also participating in building of the new Yankee Stadium in New York.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in

Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

Skanska USA Civil's operations focus on transportation infrastructure and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. Skanska USA Civil has some 4,300 employees and had sales totaling approximately SEK 9.4 billion in 2005.

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**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*

END